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                     July 6, 2023

       Samuel Gloor
       Chief Executive Officer and Chief Financial Officer
       BYTE Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: BYTE Acquisition
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40222

       Dear Samuel Gloor:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation